#82-34714

RECEIVED
2004 JUN 15 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

May 21, 2004

04030673

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases dated May 10, 14 and 21st.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

6/15

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports 2003 Financial Results

Vancouver (May 10, 2004) – Imperial Metals Corporation (III:TSX) reports 2003 revenues of $47.2 million and an operating income of $2.6 million, compared to revenues of $47.2 million and an operating loss of $10.2 million in 2002. Cash flow from operations was $2.6 million, compared to $1.0 million in 2002.

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(000's)	*(000's)*
Revenues	$47,171	$47,239
Operating Income (Loss)	$2,592	$(10,157)
Cash Flow [1]	$2,560	$1,036
Cash Flow Per Share [1]	$0.12	$0.07
Net Income (Loss)	$3,376	$(22,968)
Basic and Diluted Income (Loss) Per Share	$0.16	$(1.46)

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd. The Company's share of Huckleberry's income, including equity income, totaled $5.8 million in 2003 compared to a loss of $16.2 million in 2002. The 2003 income from Huckleberry included a $11.3 million foreign exchange gain on long term debt compared to a $0.5 million gain in 2002.

Imperial Metals is an operating mining company based in Vancouver, British Columbia. For additional information on operations and exploration activities, visit the Company's website www.imperialmetals.com or contact:

Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

-30-

[1] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Intercepts High Grade Mineralization at Springer

Vancouver (May 21, 2004) - Imperial Metals Corporation (III-TSX) has intersected 273.2 metres grading 0.72% copper, 0.36 g/t gold, and 1.32 ppm silver in Springer hole SD04-11 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 73.8 metres grading 1.62% copper, 0.62 g/t gold, and 2.64 ppm silver.

Hole SD04-11 was drilled in a westerly direction at a dip of 57 degrees. The reported mineralization was intersected from 282.5 metres to 555.7 metres. This hole was extended from a planned length of 700 metres to 1,004 metres as it remained in hydrothermal breccia, which hosts mineralization at Mount Polley.

The reported mineralized intersection occurs approximately 50 metres south of the mineralized intersection in hole SD03-01 which measured 466 metres grading 0.49 % copper, 0.36 g/t gold and 0.93 ppm silver including 52.5 metres grading 1.14 % copper, 0.81 g/t gold and 1.44 ppm silver.

Increased silver to gold ratios in the 73.8 metre higher grade interval of hole SD04-11 may indicate a change in the style of mineralization moving south in the Springer Zone as higher silver to gold ratios are characteristic of the higher grade mineralization encountered in the Northeast Zone.

A total of 11 holes have now been completed in the Springer Zone. Assays have been received for holes SD03-01 to SD04-09, and for part of SD04-11. Selected mineralized intervals are provided in the table below. Refer to Company website for a complete drill hole table and drill plan.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-11*	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62

* assay results for intervals above 150 metres and below 560 metres have not yet been received

Two rigs are testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

Northeast Zone

With only limited access to due to winter and spring break-up ground conditions, recent drilling remained focused on defining the Northeast Zone within its known strike length.

Confidence levels in the continuity and grade of the Northeast Zone, as presently known, continue to increase with several new holes intersecting significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB04-59 which intersected 149.3 metres grading 1.37% copper, 0.58 g/t gold and 11.15 ppm silver. Included in this interval are 17.5 metres grading 4.93% copper, 3.81 g/t gold and 42.0 ppm silver. With the exception of hole WB04-69, results have now been received for drill holes WB04-52 to WB04-71.

Holes WB04-68, 70 and 71 were drilled to test geophysical and trench anomalies in the vicinity of the Northeast Zone. All other holes were aimed at defining the zone within its known strike extension. Selected mineralized intervals are provided in the table below. Refer to Company website for drill hole and IP survey geophysical anomaly locations, complete drill hole table and drill plans.

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-52	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including		56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including		17.5	-	81.4	63.9	1.87	0.49	11.85
including		96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and		137.5	-	195.0	57.5	1.09	0.34	7.25
WB04-55	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and		68.4	-	76.7	8.3	0.31	0.13	3.54
and		95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including		27.5	-	107.5	80.0	2.32	1.07	19.70
including		57.5	-	75.0	17.5	4.93	3.81	42.00
WB04-60	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including		155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-63	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including		182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-68	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-70	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and		85.0	-	88.3	3.3	0.33	0.17	1.93
and		107.5	-	108.2	0.7	1.66	2.70	4.30
and		187.5	-	192.5	5.0	0.40	0.16	2.15

** no significant intercepts were received for holes WB04-51, 62 and 67

Drilling is now underway to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone. An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals



591300E
591400E
591500E
591600E
591700E
591800E
591900E
592000E
5823800N
5823700N
5823600N
5823500N
5823400N
5823300N
5823200N
5823100N
N
Springer Pit Outline
SD04-06 (-55)
SD04-07 (-50)
SD04-08 (-53)
SD03-03 (-48)
SD04-09 (-52)
SD03-04 (-45)
SD03-01 (-90)
SD03-02 (-52)
SD04-05 (-52)
SD04-11 (-57)
LEGEND
Diamond Drill Hole (NR May 21/04)
Diamond Drill Hole
NOTE: Plan does not show historic drilling
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
SPRINGER ZONE
2003/2004 DRILL PLAN
May 21, 2004



Imperial Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
2003/2004 DRILL PLAN
May 21, 2004
LEGEND
Diamond Drill Hole (NR May 21/04)
Diamond Drill Hole
METRES
0
50
100
592600E
592700E
592800E
592900E
593000E
5825500N
5825400N
5825300N
5825200N
WB03-13 (-60)
WB03-03 (-60)
WB04-35 (-60)
WB03-01 (-90)
WB03-02 (-60)
WB04-52 (-60)
WB04-38 (-50)
WB04-41 (-50)
WB03-08 (-60)
WB04-67 (-90)
WB04-49 (-60)
WB04-22 (-60)
WB04-62 (-90)
WB03-06 (-60)
WB04-57 (-90)
WB03-07 (-60)
WB04-50 (-60)
WB03-10 (-60)
WB03-16 (-60)
WB03-11 (-60)
WB04-32 (-60)
WB03-14 (-60)
WB03-04 (-60)
WB04-39 (-50)
WB04-33 (-60)
WB04-40 (-50)
WB04-31 (-50)
WB04-37 (-50)
WB04-36 (-50)
WB04-55 (-50)
WB03-05 (-60)
WB03-12 (-50)
WB04-43 (-50)
WB04-46 (-50)
WB03-09 (-50)
WB04-42 (-50)
WB04-48 (-50)
WB04-23 (-50)
WB04-44 (-50)
WB04-24 (-50)
WB04-45 (-50)
WB04-64 (-50)
WB04-66 (-50)
WB04-47 (-50)
WB04-51 (-50)
WB04-25 (-50)
WB04-65 (-50)
WB04-60 (-50)
WB04-54 (-49)
WB04-53 (-48)
WB04-27 (-50)
WB04-28 (-50)
WB04-26 (-60)
WB04-30 (-50)
WB04-59 (-50)
WB04-63 (-50)
WB04-56 (-50)
WB03-19 (-50)
WB04-29 (-85)
WB04-61 (-60)
WB03-15 (-60)
WB03-21 (-80)
WB03-17 (-50)
WB04-58 (-90)
WB04-34 (-85)
WB03-18 (-50)
WB03-20 (-50)


Area of
Northeast Zone
Drilling
592500E
593000E
593500E
5825500N
5825000N
5824500N
5824000N
N
Polley
Lake
WB04-68
WB04-71
WB04-70
southern extent
of IP survey
LEGEND
Diamond Drill Hole (NR May 21/04)
Sample Pit:
Above historical mining cutoff
Below historical mining cutoff
Trench:
Above historical mining cutoff
IP Survey:
Inverted Chargeability Anomaly
Designed
Bell
Pit
Polley
Mountain
METRES
0 100 200 300
Imperial
Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
MAP
May 21, 2004



1000
950
900
850
800
750
700
WB04-63
WB04-56
WB04-59
WB04-61
27.5 to 176.8 m
(1.37% Cu, 0.58 g/t Au,
11.15 g/t Ag) / 149.3 m
includes
(2.32% Cu, 1.07 g/t Au,
19.70 g/t Ag) / 80m
26.9 to 112.5 m
(0.56% Cu, 0.25 g/t Au,
3.73 g/t Ag) / 85.6 m
85 to 195.44 m
(1.11% Cu, 0.33 g/t Au,
8.17 g/t Ag) / 110.4 m
139.5 to 289.5 m
(0.48% Cu, 0.09 g/t Au, 1.92 g/t Ag)
/ 150.0 m
LEGEND
Topographic Surface
Diamond Drill Hole
Mineralized Interval
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
NORTH EAST ZONE
DRILL SECTION - 5325N
LOOKING 330
May 21, 2004

Assay Results to Date - May 21, 2004

Northeast Zone

Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01		3.1	-	60.0	57.0	2.54	1.15	17.40
WB03 02		2.6	-	79.1	76.5	0.74	0.34	5.00
WB03 03		1.5	-	195.0	193.5	1.33	0.44	10.60
WB03 04		0.6	-	159.0	158.4	0.34	0.21	2.66
WB03 05		3.7	-	37.5	33.8	0.49	0.30	5.32
WB03 06		7.1	-	220.0	212.9	0.98	0.32	6.18
including		7.1	-	110.0	102.9	1.94	0.57	11.71
WB03 07		13.4	-	217.5	204.1	1.02	0.40	7.31
including		13.4	-	126.3	112.9	1.72	0.56	12.33
WB03 08		7.3	-	81.1	73.8	0.98	0.31	8.04
WB03 09		0.0	-	132.5	132.5	1.04	0.24	6.53
including		62.5	-	132.5	70.0	1.69	0.39	10.38
WB03 10		21.3	-	163.6	142.3	1.16	0.40	8.20
WB03 11		24.4	-	205.0	180.6	1.00	0.40	7.30
WB03 12		0.0	-	15.2	15.2	0.72	0.23	6.65
WB03 13		abandoned						
WB03 14		44.3	-	213.3	169.0	1.06	0.37	6.65
including		55.0	-	90.0	35.0	2.02	0.79	12.81
WB03 15		30.0	-	165.0	135.0	1.16	0.35	9.58
including		47.5	-	120.0	72.5	1.82	0.55	16.17
WB03 16		15.2	-	127.5	112.3	0.63	0.20	4.02
including		15.2	-	37.5	22.3	1.41	0.48	9.61
WB03 17	159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	130.2	85.0	-	97.5	12.5	0.14	0.06	0.06
WB03 19	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including		147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	181.1	159.1	-	172.5	13.4	0.17	0.06	0.74
WB03 21	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including		26.5	-	137.5	111.0	1.78	0.79	15.34
WB04-22	215.5	95.0	-	162.5	67.5	2.00	0.94	12.83
WB04-23	277.4	62.5	-	195.0	132.5	1.22	0.53	8.48
including		123.5	-	185.0	61.5	2.18	0.90	14.37
WB04-24	221.6	47.5	-	195.3	147.8	1.46	0.31	8.92
including		112.5	-	187.5	75.0	2.50	0.52	15.04
WB04-25	136.3	9.1	-	67.5	58.4	1.86	0.72	15.09
including		25.0	-	40.0	15.0	4.38	1.92	38.99
WB04-26	230.7	130.0	-	217.5	87.5	0.72	0.22	3.92
including		137.5	-	190.0	52.5	1.01	0.34	5.90
WB04-27	355.7	200.0	-	241.0	41.0	0.87	0.30	6.68
and		266.6	-	307.5	40.9	1.36	0.14	3.41
WB04-28	385.6	239.6	-	353.3	113.7	0.62	0.25	3.20
including		255.0	-	297.5	42.5	0.92	0.46	4.13
WB04-29	285.0	21.3	-	158.2	136.9	1.14	0.44	8.57
and		211.8	-	235.0	23.2	0.54	0.35	3.10
WB04-30	197.2	25.0	-	147.5	122.5	1.64	0.32	11.63
including		52.5	-	78.3	25.8	3.51	0.96	26.84

Imperial Metals

Assay Results to Date - May 21, 2004

Northeast Zone

Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-31	136.3	40.0	-	115.6	75.6	0.50	0.20	5.05
including		40.0	-	64.3	24.3	0.66	0.29	7.99
and		102.5		115.6	13.1	1.00	0.49	7.10
WB04-32	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and		149.8	-	237.5	87.7	0.65	0.16	2.95
including		150.0		187.5	37.5	1.02	0.14	3.31
WB04-33	214.9	42.5	-	45.3	2.8	1.28	0.60	10.02
WB04-34	270.1	172.5	-	180.0	7.5	0.91	0.07	2.30
and		205.5	-	217.5	12.0	0.51	0.05	2.02
WB04-35	224.3	no significant interval						
WB04-36	221.6	22.5	-	55.0	32.5	0.55	0.20	5.42
and		115.0	-	132.5	17.5	1.04	0.63	6.47
WB04-37	248.1	177.5	-	202.5	25.0	0.62	0.11	4.42
WB04-38	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and		80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-40	153.9	7.5	-	15.0	7.5	0.47	0.16	4.27
and		75.0	-	95.0	20.0	0.85	0.59	7.18
WB04-41	193.9	75.3	-	79.0	3.7	1.15	0.11	4.71
and		92.3	-	94.3	2.0	2.21	0.22	6.80
and		120.8		135.3	14.5	1.27	0.93	7.80
WB04-42	248.4	160.0	-	165.0	5.0	0.50	0.13	4.25
WB04-43	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including		48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-44	175.6	3.1	-	47.5	44.4	0.45	0.08	3.36
and		80.0	-	135.0	55.0	1.52	0.24	10.20
WB04-45	279.5	93.6	-	115.0	21.4	0.42	0.15	2.80
and		137.5	-	215.0	77.5	1.02	0.38	5.67
WB04-46	216.4	25.0	-	45.0	20.0	0.82	0.99	7.80
and		77.5		86.0	8.5	0.88	0.49	9.03
and		102.5	-	112.5	10.0	0.43	0.11	3.88
WB04-47	319.1	205.0	-	245.0	40.0	0.98	0.44	5.03
and		282.5	-	291.7	9.2	0.46	0.15	2.58
WB04-48	227.4	172.5	-	212.5	40.0	0.67	0.36	4.71
including		187.5	-	199.8	12.3	1.16	0.61	7.79
WB04-49	215.5	135.4	-	140.0	4.6	0.56	0.18	3.80
and		158.6	-	170.0	11.4	0.75	0.54	4.98
WB04-50	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15

Assay Results to Date - May 21, 2004

Northeast Zone

Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-51	419.7	no significant interval						
WB04-52	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including		56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including		17.5	-	81.4	63.9	1.87	0.49	11.85
including		96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and		137.5	-	195.0	57.5	1.09	0.34	7.25
WB04-55	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and		68.4	-	76.7	8.3	0.31	0.13	3.54
and		95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including		27.5	-	107.5	80.0	2.32	1.07	19.70
including		57.5	-	75.0	17.5	4.93	3.81	42.00
WB04-60	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including		155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-62	126.8	no significant interval						
WB04-63	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including		182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-67	215.8	no significant interval						
WB04-68	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-69	249.0	assay pending						
WB04-70	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and		85.0	-	88.3	3.3	0.33	0.17	1.93
and		107.5	-	108.2	0.7	1.66	2.70	4.30
and		187.5	-	192.5	5.0	0.40	0.16	2.15

Imperial Metals

Assay Results to Date - May 21, 2004

Bell Zone

Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t
BD04-01	150.9	51.9	-	95.0	43.1	0.35	0.27
BD04-02	385.9	70.0	-	130.0	60.0	0.35	0.23
and		177.5	-	338.5	161.0	0.35	0.30
BD04-03	160.3	18.1	-	88.2	70.1	0.26	0.18
including		30.0	-	65.5	35.5	0.31	0.20
BD04-04	181.4	71.5	-	130.0	58.5	0.40	0.29
BD04-05	89.9	3.1	-	71.7	68.6	0.86	0.67
including		24.9	-	71.7	46.8	1.15	0.86
BD04-06	200.0	3.1	-	68.9	65.8	0.28	0.22
including		3.1	-	19.6	16.5	0.40	0.36
and		93.7	-	135.0	41.3	0.40	0.34
BD04-07	114.6	6.1	-	87.6	81.5	0.47	0.38
including		71.3	-	82.5	11.2	1.36	1.09
BD04-08	196.9	6.1	-	35.0	28.9	0.59	0.45
and		48.7	-	150.0	101.3	0.39	0.39
BD04-09	349.0	3.1	-	20.0	16.9	0.31	0.10
and		228.2	-	255.0	26.8	0.30	0.22
BD04-10	269.8	70.0	-	100.0	30.0	0.26	0.11
and		145.0	-	156.4	11.4	0.36	0.21
BD04-11	169.2	10.8	-	51.0	40.2	0.21	0.29
and		67.9	-	118.5	50.6	0.29	0.39
BD04-12	221.6	80.0	-	157.3	77.3	0.37	0.63
and		171.2	-	208.3	37.1	0.75	1.12
BD04-13	245.4	54.6	-	65.0	10.4	0.34	0.31
and		109.9	-	225.0	115.1	0.41	0.69
BD04-14	242.9	95.0	-	146.7	51.7	0.32	0.35
and		162.9	-	198.7	35.8	0.40	0.42
BD04-15	364.9	112.5	-	174.6	62.1	0.38	0.67
and		198.6	-	227.5	28.9	0.29	0.38
and		262.5	-	288.9	26.4	0.29	0.31
BD04-16	126.5	27.5	-	70.0	42.5	0.30	0.21
BD04-17	245.4	3.7	-	222.5	218.9	0.50	0.43
BD04-18	242.9	171.0	-	224.2	53.1	0.31	0.49
BD04-19	242.9	132.5	-	188.7	56.2	0.33	0.55
BD04-20	238.7	20.0	-	35.4	15.4	0.41	0.32
and		107.5	-	120.0	12.5	0.41	0.28
BD04-21	197.6	131.4	-	187.2	55.8	0.27	0.39
BD04-22	245.4	137.5	-	157.5	20.0	0.40	0.27
BD04-23	197.2	72.5	-	100.0	27.5	0.34	0.31
and		124.3		172.5	48.2	0.48	0.49
BD04-24	193.2	127.5	-	165.0	37.5	0.47	0.36
BD04-25	264.0	175.0	-	233.3	58.3	0.27	0.45
BD04-26	224.0	106.1	-	168.6	62.5	0.91	0.86
including		140.0	-	168.6	28.6	1.61	1.60
BD04-27	175.9	85.0	-	110.0	25.0	0.35	0.45
BD04-28	181.4	45.0	-	55.0	10.0	0.27	0.35
and		137.5	-	150.0	12.5	0.29	0.39
BD04-29	166.7	87.5	-	127.5	40.0	0.31	0.58
BD04-30	167.5	125.0	-	158.5	33.5	0.27	0.41

Imperial Metals

Assay Results to Date - May 21, 2004

Springer Zone

Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
including		202.5	-	470.0	267.5	0.61	0.49
and		295.0	-	375.3	80.3	0.94	0.64
and		320.0	-	372.5	52.5	1.14	0.81
SD03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
including		255.0	-	321.6	66.6	0.44	0.38
SD03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
including		150.2	-	575.0	424.8	0.26	0.38
and		452.2	-	575.0	122.8	0.46	0.62
SD03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29
SD03-05	639.5	187.5	-	532.5	345.0	0.40	0.24
including		395.0	-	532.5	137.5	0.60	0.32
SD03-06	739.8	10.0	-	237.5	227.5	0.44	0.42
and		379.7	-	601.8	221.4	0.37	0.29
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-10			assay pending				
SD04-11*	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62

* assay results for intervals above 150 metres and below 560 metres have not yet been received

Imperial Metals